Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

 Form S-4 filed by Aetna Inc.: 333-206289

The following is an excerpt of a transcript of Aetna’s presentation at the September 17, 2015 Morgan Stanley Healthcare Conference:

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Okay. Super. Let me start because like you have to read something, I have to read something. During this session, we will make forward-looking statements including concerning our 2015 performance and our proposed transaction with Humana. Certain of the risk factors that may impact those statements and could cause future results to differ materially from current projected results as described in Aetna’s 2014 Form 10-K, second quarter 2015 10-Q and last night’s 8-K and the joint proxy statement and prospectus for the proposed transaction, all of which are on file with the SEC.

So in terms of the deal, I think from a big picture standpoint, I think this is a strategic deal, it’s a financially attractive deal and ultimately it will be a deal that benefits consumers greatly, because I think from this platform and the kind of investments that we can make, ultimately this will be about providing lower cost products with better quality outcomes to consumers. And in some ways, that’s the most important part of this deal. But as I thought about the deal specifically, there are a couple of things. There is three things I really love about the business and then we can talk a little bit about the financial case that supports the deal.

But obviously, number one is Medicare. You don’t do this deal unless you love this Medicare asset. From our vantage point, we think Medicare advantage is one of the most attractive spaces to be in our industry. When you consider the undeniable demographic tailwind that business has and the demonstrable ability to produce sustainable margins in this business at an appropriate level. And so you have what do you think is the most attractive growth opportunity in this space.

And also you have the ability to get the premier brand, one of the premier brands in the space. That in of itself doesn’t come along very often in business where you say I’d like that opportunity the best and I can go get the — I think it’s a preeminent brand. But equally as important in this is the breadth, and the reason I say that is if you think about the demographic tide behind Medicare advantage, you really want as wide a net as you can to capture that inexorable growth that sort of behind it from the demographic standpoint. Before this deal we covered about 45% plus or minus of the Medicare eligibles in the country. So we had stores in 45% of the places. Post this deal, our combined footprint is in the neighborhood of 90%. So we have 90% coverage on what we think is the best growth opportunity and it’s not a speculative, it’s happening before our eyes and it’s been happening for years. So the two highest rated stars plans coming together from a quality standpoint. So very, very compelling and obviously that’s the real pearl.

The second thing I love is the commercial business and everybody looks at me when I say that sort of cockeyed and what are you talking about it. One of the reasons I like it is because it isn’t doing as well as Humana as it should. And I always love to find things that we can make better, and in many ways when you do something in M&A, one of the questions you ask yourself is can I make this better. We can make the commercial business better at Humana. We have a large, very competitive commercial network and unit cost structure. We obviously have a lot of experience across individual and small group and large group. And so that’s an asset that can — the performance of which can be improved and in some ways, it can be improved in a fairly straightforward fashion. We can take that business, literally put it on to our infrastructure, be able to harness our unit costs, the breadth of our operation and the efficiencies that exist in our commercial business and we can go at that pretty quickly. So I like that.

And then the last is really one of optionality. We’ve been looking for a portfolio of clinical assets fee-based businesses, higher growth fee-based businesses and this is an asset that allows us to set up the healthcare services segment whether that be the Humana PBM, which a lot of you are familiar with, some of their other clinical assets like Humana at Home, you take some of our Healthagen assets in the healthcare IT space, you put this together and you have a very attractive portfolio of businesses that is a lot of unregulated income, higher growth income.

One of the real advantages of this is that I think this last opportunity — what gets me excited about it is actually the fact that there is a lot of opportunity there and it has a longer tail and so this is something that — a lot of deals you do down, you get synergies for two or three years and then you’re out of gas, what do you do now? This is the deal in the healthcare services business and the optionality that it gives us down the road on the PBM and other things is something that can pay dividends beyond that typical three-year horizon. So it has a lot of long-term value.

So, I love those three things. And if you — what’s wrapped all around is in my mind is a very achievable sort of financial case and that looks at what is the baseline we think we can produce, what is the base line we think the Humana business can produce, and then what are the synergies all around that that we think we can achieve. And I think on all of those fronts, nothing is a slam dunk, but on all of those fronts, I think we’ve been very reasonable and prudent about the base case that we’re assuming especially around Humana’s performance as an example.

And so I think like anything, our goal would be to try to meet those, but hopefully also be able to exceed all those assumptions. So really attractive strategically, really attractive returns and those returns are premise on a very achievable financial case.

Andrew Schenker — Morgan Stanley - Analyst

I appreciate that. Following up on your comment there Humana did meaningfully lowered guidance when you announced the deal. I know you’ve talked about your confidence in that in your outside review, you can maybe talk about what gives you that confidence that they can (inaudible) permanent problem and the [exercise that] give you that confidence?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

So one of the first things that we did was obviously like a lot of — and they did by the way on their own was they conducted an independent review of their reserves. They did that on their own and that gave them comfort that they had gotten ahead of the curve from a reserve standpoint. We also independently validated that work to make sure that the baseline that we were operating from with sound.

Once we did that the next question was, okay, in terms of the bids that they’ve prepared for next year, can you assure me that this is indeed the baseline that base is prepared upon and that they’ve been submitted in a way that a mid-single digit margin is a reasonable outcome and that was confirmed as well. And so, we’ve built up a comfort level. I will tell you that one of the reasons that we held a little bit at the end was we wanted to see the second quarter, the June paid claim activity to make sure that it was consistent with that conclusion, it’s certainly not proved positive, but you certainly want to make sure that what you see coming out of that is consistent and it was.

And so we have a reasonable amount of confidence that they do understand this issue again. They did a very smart thing when they saw this pressure in terms of assuming it was the problem in preparation for their bids for next year.

So the thing though that I would say is, in no way, am I trying to signal anything different than what I just said, but in many ways, it’s the 2017 performance that’s really going to be on our dime and that’s the important one and they have another bite of that Apple with the bids they are going to submit in 2016. So this will continue to go forward but they’re not locked in and with the second half close, we’d be picking up a very small piece of 2016 which really the 2017 year that will really be there.

So, I feel comfortable that we’ve done what we can in certainly the performance that they ended up printing for the second quarter, consistent with what we had seen during diligence.

Andrew Schenker — Morgan Stanley — Analyst

Shawn, you brought up a good point though, it is about the 2017 earnings but based on the pencil time in the deal, you might not — what is your ability to influence, if at all, those 2017 business for MA and maybe also for exchanges.

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Really, from a antitrust standpoint, we’re still competitors. They have to make their own decisions about pricing and product and offerings. So, they’re going to do that independently. That is not something that we can influence. The one thing I would say obviously, as Dave articulated the financial case to us, and I think you’re well aware of what they’ve articulated to us. And ultimately it’s in their hands to make those decisions, but I don’t know why one would deviate from a pattern that’s consistent with what you’ve told somebody that you’re going to try to do.

Andrew Schenker — Morgan Stanley — Analyst

Sure. Another area we get a lot of questions about is the potential divestitures of the FTC/DoJ process here particularly around Medicare Advantage, correct me if I’m wrong, but I — my analysis assumes your accretion estimate appear to bake in divestitures into that as well as maybe some market disruptions. How are you thinking about the divestiture potential that they need for a Medicare Advantage.

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

So I think consistent with our or sort of my description of trying to be prudent in the financial case, in any deal, you think about divestiture, you think about market disruption losses and I think in that regard, we’ve tried to make a prudent provision for that, that hopefully is something that we can come in ultimately inside out, but we’ve definitely tried to anticipate that in our financial modeling. So we’re at far too early in the process to really — I don’t think I’d ever speculate on a regulatory process anyway, but we’re certainly far too early in any of these processes to read anything into what’s happening right now.

Andrew Schenker — Morgan Stanley — Analyst

Sure. With that said, I mean, we’ve obviously done our own analysis, I mean our view looking at past cases is that (inaudible) in the past have looked at group and individual differently, is that your expectation as well?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Yes, I would say that that again there, it will ultimately be up to DoJ how they want to conduct the analysis, but it’s our expectation that they would look at those two markets, it’s two separate markets going forward. But ultimately that’s something that they’ll make the best decision they can in that regard.

Andrew Schenker — Morgan Stanley — Analyst

Sure. And then maybe switching over to the synergies, you talked about $1.25 billion by 2018. That’s only about 1% of combined sales; maybe around 6 give or take percent of combined SG&A and I think it maybe a little lower than some other announcements out there. How are you thinking about those synergies — ability to realize and maybe faster than timeline as you did with Coventry and then upside potential?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Yes. So a good way to think about it is that $1.25 billion, most of that is SG&A. We sort of set about $1 billion of that’s SG&A and a couple of hundred million is medical cost. When you look at that as a percentage of target SG&A, it’s comparable to where we ended with Coventry. And I think we did very well on Coventry. So again, I don’t think 1% — I don’t think it’s some number that’s sort of a slam dunk that I think it’s an achievable number. And much like we did on Coventry, we would be setting internal targets to do better than that, but the number obviously that we’ve committed to and as promised in our model is the 1.25 and that is ultimately a comparable level to Coventry.

One of the areas that we — so the things we talked about right, there’s nothing in there for example for the PBM synergy and that’s not necessarily because I don’t think it’s there, I’m actually fairly confident it is there, but this is an example of, there are some timing issues there about how we would realize that there are certain things again as competitors that we can see right now with each other. So if there is a lot of upside there, the upside would probably come through reduced medical costs as opposed to incrementally a lot more SG&A and again at the end of the day with Coventry that is an area where we did produce some of the excess, I mean, just to put it in context, a couple hundred million of medical costs, I think is less than 50 basis points of the target medical cost and that’s actually less than what we achieved on Coventry at the end of the day.

So if there is upside in that number, it will be when we get inside there and we can look at provider contracts, we can look at provider contracts, we can look at some of the other clinical management, we can look at the PBM and figure out how to align that.

There are some things, one of the things about this deal that I also like is that, a lot of times the integration and the synergy realization, it can be a little bit more complicated, but this is fairly clear what you should do with this. We should take their commercial business and put it into the Aetna infrastructure. We should take their Medicaid business and put it into the Aetna infrastructure. We should take our Medicare business and put it into their infrastructure, so that is nice and clean. And in some ways, they are going commercial especially you might be able to do this more quickly, typically you do system conversion at the end of a lot of these deals and do other integration activities. There is an argument on given how clean this is on something like commercial to do that sooner rather than later, which could sort of benefit the timing of all of this.

Andrew Schenker — Morgan Stanley — Analyst

You mentioned commercial obviously, you do think there is opportunity there, I mean how should we be thinking more broadly about those opportunities in the individual and Georgia they highlight from (inaudible) active in that market as well, I mean there is smaller and run off, I mean how are you thinking about that opportunity involving here that really going to be grabbing those businesses, bring it up to your levels, or do you think there is actually an opportunity to turn that around and to grow?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Yes. So I think if you took their group of business out, there is — that’s something where I think we bring on our platform and in many ways, because I would speculate that our provider unit costs are going to be better sort of a match then. Then there’s certainly the efficiencies we have in our commercial operation or better almost instantaneously that business benefits right from being on our platform. So that group business is pretty clear. The individual business in some ways is no different than ours in the sense of — this is an evolving marketplace and they’re pretty concentrated in a small number of markets. And while I do think some of the things that have pressured their business, like added network in Georgia, there are things that we can bring to bear on that problem going forward and make it better. A lot of this will be very market-specific as to sort of what are the issues and frankly how does this exchange business play out. Honestly, that’s a question for us in the industry as well because we are only really in year two of the new market and new products.

Andrew Schenker — Morgan Stanley — Analyst

And probably — you did touch on this earlier, but the opportunities on the services side, they’ve been growing that both on the provider front and the PBM front, you do have that integration and — how should we think about where you want to take that business over time?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

Yes, so there is a tactical and a strategical nature of this. I mean one of the really nice things about this deal is that the strategies are very aligned between the two companies. On more than one occasion, when we were talking with them, we were talking about what we were doing, they would comment and say, boy, this is like you’re doing our Board presentation. So we’re thinking about the world in the same way and so you see, they’ve been investing in provider focused on clinical assets; they have their version of some of our healthcare IT assets.

What’s interesting is it’s a bit — it’s complementary in a sense of a lot of the stuff we’ve been doing in Healthagen in terms of building accountable care organization has been healthcare system focus. A lot of what they have done has been physician focused and physician and so that — their complementary in that sense and certainly one of the things on eager to see and learn about is sort of how some of these provider-led assets function and that will give us some perspective on that.

But, again we talked about the PBM asset that’s obviously something where I think the opportunity is clear. They have some clinical assets like Humana at Home for example and an easy way to think about that is that’s a service that we’re procuring for our members, but that’s going out to the third party. And now, we would have the ability to potentially do that internally your home advantage of recent acquisitions or same sort of thing.

So there is a lot of things that they’re doing that and that we’re going outside now that can be brought there not only eliminating the frictional cost of a middleman, but maybe even getting better execution along the way. So this is really one of the most exciting pieces of this longer term is thinking about how we deploy in a simple sense, how do you deploy a lot of these Humana healthcare services assets into the Aetna book, which we largely have not gone at Aetna and that is one of the big opportunities we have

…

Andrew Schenker — Morgan Stanley — Analyst

With that said post Humana, Medicaid will still remain the smallest portion of your business. I mean, what is your interest going forward into expanding that I think you again participated in one of the RFPs recently. How should we thinking about it, is that a lower priority post deal or?

Shawn Guertin — Aetna Inc. — EVP, CFO & Chief Enterprise Risk Officer

What I would say about Medicaid is there are some dynamics there that when I talked about Medicare being a 90% of the (inaudible), it is pretty clear to me when you go from 45% to 90%, you're going to grow faster. It's not as clear to me that if I get one more Medicaid contract in a new state, many more likely to win the next one.

…

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,”

“seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.